PACIFIC WEBWORKS, INC. [logo]

October 16, 2008

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific WebWorks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) has received your comment letter dated October 10, 2008.  Due to pressing business matters the Company is unable to prepare a response within 10 business days that will address your comments with the specificity required.  Accordingly, the Company requests that it may provide a response to your comment letter by November 10, 2008.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this extension of time for our response.

Sincerely,

/s/Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

230 W. 400 S.   1st FLR

Salt Lake City, Utah 84111